FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui Agrees to Purchase 6% of MOECO shares from

Mitsui Engineering & Shipping Co., Ltd.

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 17, 2006

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2006

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer
Chief Financial Officer

March 17, 2006

For Immediate Release

To Whom It May Concern

Mitsui & Co., Ltd.

Mitsui Agrees to Purchase 6% of MOECO shares from Mitsui Engineering & Shipping Co., Ltd.

Mitsui & Co., Ltd. (“Mitsui”) has agreed with Mitsui Engineering & Shipping Co., Ltd. (“MES”) to purchase 6% of the total issued shares of Mitsui Oil Exploration Co., Ltd. (“MOECO”) of which Mitsui currently holds a 44.34% share. The transfer of the shares was approved by MOECO’s board of directors today.

Mitsui will initially purchase a 3% share within this month and the remaining 3% share by the end of the next fiscal year ending March ‘07. The total purchase price of the first 3% is approximately 5 billion yen (approximately 42 million USD).

With Mitsui’s purchase of the shares from MES, MOECO will become a consolidated subsidiary of Mitsui, which will hold 50.34% of the total issued shares of MOECO.

Currently, MOECO is actively engaged in several oil and natural gas exploration, development and production projects in Thailand and its neighboring Southeast Asian countries as well as the Middle East, etc. MOECO’s share of daily production amounts to an equivalent of approximately 80,000 barrels of oil.

Mitsui positions its energy business as a significant strategic business sector and continues to strengthen its revenue base by acquiring new oil and natural gas assets and replacing its reserves. Mitsui’s acquisition of the MOECO shares from MES is a part of Mitsui’s corporate strategy, which enables Mitsui to position MOECO as one of the core units of its energy upstream business and to increase its competitiveness to realize sustained growth under the current fierce global competition for oil and gas upstream assets. A closer relationship with MOECO allows Mitsui to obtain wider options for expanding its upstream business by adding Southeast Asia to its current portfolio of the Middle East, Sakhalin and Oceania upstream assets as well as focus more on oil and gas exploration activities.

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division
Tel: 03-3285-7910

Corporate Communications Division
Tel: 03-3285-7562

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us. Such securities may not be offered or sold in the United States unless registration requirements or an applicable exemption from registration requirements under the U.S. Securities Act of 1933 are met.